FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       For period ending December 19, 2005

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --


    Notification of Transactions of Directors, Persons Discharging Managerial
                       Responsibility or Connected Persons

I give below details of changes in the interests of Directors, Persons Discharging Managerial Responsibility or Connected Persons in the Ordinary Shares of GlaxoSmithKline plc.


   14 December 2005      Abacus (GSK) Trustees Limited, as trustee of the
                         GlaxoSmithKline Employee Trust, ("the GSK Trust"), sold 3,250 Ordinary Shares in the Company on behalf of participants in the GlaxoSmithKline Restricted Share
                         Plan at a price of GBP14.6026 per share.


   14 December 2005      Abacus (GSK) Trustees Limited, as trustee of the
                         GSK Trust, transferred 16,484 Ordinary Shares in the
                         Company to participants in the GlaxoSmithKline
                         Restricted Share Plan.


   16 December 2005      Abacus (GSK) Trustees Limited, as trustee of the
                         GSK Trust, transferred 9,300 Ordinary Shares in the
                         Company to participants in the SmithKline Beecham
                         Employee Share Option Plan 1991.


The Company was advised of these transactions on 19 December 2005.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Three of the Company's directors, Dr J-P Garnier, Dr T Yamada and Mr J S Heslop are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

This notification relates to a transaction notified in accordance with Disclosure Rule 3.1.4R(1)(b).


S M Bicknell
Company Secretary


19 December 2005



SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: December 19, 2005                                   By: VICTORIA LLEWELLYN
                                                              ------------------
                                                              Victoria Llewellyn
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc